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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                               (AMENDMENT NO. 1)*

                             INVITROGEN CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   46185R 10 0
                                 (CUSIP Number)


                                    12/31/99
             (Date of Event Which Requires Filing of This Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]     Rule 13d-1(b)
[ ]     Rule 13d-1(c)
[X]     Rule 13d-1(d)






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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                 SCHEDULE 13G/A

----------------------                                         -----------------
CUSIP NO. 46185R 10 0                                          PAGE 2 OF 6 PAGES
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Richard A. Charpie
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
      Not Applicable                                                 (b) [ ]

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3     SEC USE ONLY

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4     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America

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                          5  SOLE VOTING POWER
       NUMBER OF             0 shares
        SHARES
     BENEFICIALLY
       OWNED BY
         EACH
       REPORTING
        PERSON
         WITH
                          ------------------------------------------------------
                          6  SHARED VOTING POWER
                             223,901 shares

                          ------------------------------------------------------
                          7  SOLE DISPOSITIVE POWER
                             0 shares

                          ------------------------------------------------------
                          8  SHARED DISPOSITIVE POWER
                             223,901 shares

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9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      223,901 shares

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10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [  ]

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      1.2%

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12    TYPE OF REPORTING PERSON*
      IN

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                                 SCHEDULE 13G/A

----------------------                                         -----------------
CUSIP NO. 46185R 10 0                                          PAGE 3 OF 6 PAGES
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ITEM 1(a).    NAME OF ISSUER:

Invitrogen Corporation

ITEM 1(b).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

1600 Faraday Avenue
Carlsbad, CA  92008

ITEM 2(a).    NAME OF PERSON FILING:

Richard A. Charpie

ITEM 2(b).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

c/o Ampersand Ventures
55 William Street, Suite 240
Wellesley, MA  02481-4003

ITEM 2(c).    CITIZENSHIP:

Richard A. Charpie is a citizen of the United States of America

ITEM 2(d).    TITLE OF CLASS OF SECURITIES:

Common Stock, $0.01 par value

ITEM 2(e).    CUSIP NUMBER:

46185R 10 0

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable



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                                 SCHEDULE 13G/A

----------------------                                         -----------------
CUSIP NO. 46185R 10 0                                          PAGE 4 OF 6 PAGES
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ITEM 4.       OWNERSHIP.

     (a) Amount beneficially owned:

     Richard A. Charpie may be attributed with the ownership of 167,927 shares held by Ampersand Specialty Materials and Chemicals II Limited Partnership, 41,981 shares held by Laboratory Partners I Limited Partnership and 13,993 shares held by Laboratory Partners Companion Fund Limited Partnership. Dr. Charpie is the Managing Partner of ASMC-II MCLP LLP and Ampersand Lab Partners MCLP LLP. ASMC-II MCLP LLP is the General Partner of ASMC-II Management Company Limited Partnership, which is the General Partner of Ampersand Specialty Materials and Chemicals II Limited Partnership. Ampersand Lab Partners MCLP LLP is the General Partner of Ampersand Lab Partners Management Company Limited Partnership, which is the General Partner of Laboratory Partners I Limited Partnership and Laboratory Partners Companion Fund Limited Partnership. Dr. Charpie disclaims beneficial ownership of all shares except to the extent of his proportionate pecuniary interest therein.

     (b) Percent of class:

     Richard A. Charpie 1.2%

     (c) Number of shares as to which such person has:

         (i)   Sole power to vote or direct the vote:

     None

         (ii) Shared power to vote or direct the vote:

     Richard A. Charpie shares voting power over 167,927 shares held by Ampersand Specialty Materials and Chemicals II Limited Partnership, 41,981 shares held by Laboratory Partners I Limited Partnership and 13,993 shares held by Laboratory Partners Companion Fund Limited Partnership.

         (iii) Sole power to dispose or to direct the disposition of:

     None

         (iv) Shared power to dispose or to direct the disposition of:

         Richard A. Charpie shares dispositive power over 167,927 shares held by Ampersand Specialty Materials and Chemicals II Limited Partnership, 41,981 shares held by Laboratory Partners I Limited Partnership and 13,993 shares held by Laboratory Partners Companion Fund Limited Partnership.

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of Securities, check the following [X].
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                                 SCHEDULE 13G/A

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CUSIP NO. 46185R 10 0                                          PAGE 5 OF 6 PAGES
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ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     Not Applicable

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     Not Applicable

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

     Not Applicable

ITEM 10.      CERTIFICATION.

     Not Applicable


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                                 SCHEDULE 13G/A

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CUSIP NO. 46185R 10 0                                          PAGE 6 OF 6 PAGES
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                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  February 9, 2000                   By: /s/ Richard A. Charpie
                                               ---------------------------------
                                               Richard A. Charpie